AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                   WNC CALIFORNIA HOUSING TAX CREDITS II, L.P.
                            (Name of Subject Company)

                   WNC CALIFORNIA HOUSING TAX CREDITS II, L.P.
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)
                                      None
                      (CUSIP Number of Class of Securities)

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                              David N. Shafer, Esq.
                             WNC & Associates, Inc.
                         3158 Redhill Avenue, Suite 120
                        Costa Mesa, California 92626-3416
                                  714-662-5565
                     (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:

                               Paul G. Dannhauser
                             Derenthal & Dannhauser
                          455 Market Street, Suite 1600
                         San Francisco, California 94105




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         This     Amendment    No.    1    amends    and     supplements     the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on May 26, 1998 (the "Schedule 14D-9"), by WNC California Housing Tax Credits II, L.P. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings ascribed to them in the Schedule 14D-9.

Item  9. Material to be Filed as Exhibits.

         (a)(2) Letter from WNC California Housing Tax Credits II, L.P. to Unit Holders, dated June 8, 1998.


SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            June 8, 1998

                   WNC CALIFORNIA HOUSING TAX CREDITS II, L.P.

                   By:     WNC Tax Credit Partners, L.P.,
                           its General Partner

                           By:      WNC & Associates, Inc.,
                                    its General Partner

                                    By:      /s/ JOHN B. LESTER, JR.
                                             John B. Lester, Jr., President


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                                  EXHIBIT INDEX



EXHIBIT NO.             TITLE

(a)(2)                  Letter to Unit Holders dated June 8, 1998




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